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17005914

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SEC FILE NUMBER
8-68452

ANNUAL AUDITED REPORT
FORM X-17A-5 ★
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Larrain Vial Securities US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Avda. El Bosque Norte 0177 – 3rd Floor
(No. and Street)

Las Condes, Santiago	Region Metropolitana, Chile	0177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff, FinOp — 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Auditores Consultores Ltda.
(Name – *if individual, state last, first, middle name*)

Avda, Isidora Goyenechea 3520, 13th floor	Las Condes, Santiago	RM, Chile	7550071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, Claudio Larrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larrain Vial Securities US LLC of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARRAIN VIAL SECURITIES US LLC

CONTENTS

KPMG

Report of Independent Registered Public Accounting Firm

To the Members of
Larrain Vial Securities US LLC:

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Larrain Vial Securities US LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG

KPMG Auditores Consultores Ltda.

Santiago Chile, February 24, 2017

Santiago
Isidora Goyenechea 3520
Piso 2, Las Condes
+56 2 2798 1000
contacto@kpmg.com

LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2016

Assets	**US$**
Cash	962,540
Due from affiliate	36,198
Property and equipment (net)	26,287
Receivable from clearing broker	525,190
Other assets	249,152
Total assets	1,799,367
Liabilities and Member's Equity	
Accrued expenses	329,803
Deferred rent	49,497
Total liabilities	379,300
Member's equity	1,420,067
Total liabilities and equity	1,799,367

See accompanying notes to this financial statement.

LARRAIN VIAL SECURITIES US LLC

Notes to the Financial Statement
December 31, 2016

1. Organization

Larrain Vial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware on November 2, 2009. In July 19, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement, which involved a capital contribution of $1,000,000.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer in November 1, 2010.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB.

In April 2016, the Company received approval to transact in foreign exchange spot contracts, and non-deliverable foreign exchange forward transactions.

The Company is a subsidiary of Larrain Vial S.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

2. Summary of Significant Accounting Policies

(a) Use of Estimates and Basis of Preparation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

(b) Operating Leases

The company leases office space under operating leases that expires at various time through March 2022. The first four months of rent under these leases have been abated and will be amortized over the life of the lease. The following is a summary of minimum future rental payments under this lease:

2. Summary of Significant Accounting Policies, Continued

(b) Operating Leases, Continued

Year Ending December 31,	US$
2017	354,487
2018	476,622
2019	490,921
2020	505,649
2021 and Thereafter	513,788
	2,341,467

(c) Rentals under Operating Lease

The Company subleases a portion of its office space to a tenant. The lease expires in 2021. Rental income is accounted for in conformity with U.S. generally accepted accounting principles, and is recorded over the terms of the lease on a straight-line basis. The following is a schedule of approximate future minimum base rentals under non-cancelable operating lease agreements in effect at December 31, 2016:

Year Ending December 31,	US$
2017	202,874
2018	238,460
2019	219,863
2020	226,459
2021 and Thereafter	197,340
	1,084,996

(d) Property, Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2016, all assets were operational and management had no reason to believe such assets were impaired.

2. Summary of Significant Accounting Policies, Continued

(d) Property, Equipment and Depreciation, Continued

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2016 is as follows:

	US$	Estimated Useful Lives
Computers	8,371	3 years
Furniture and equipment	50,206	7 years
Leasehold improvements	122,253	5 years
	180,830	
Less accumulated depreciation	(154,544)	
	26,286	

Property and equipment are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary. No impairment losses were recognized in the year ended December 31, 2016.

3. Cash

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

4. Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing brokers without limit for any losses that the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2016.

5. Income Taxes

The Company is subject to taxes at the federal, state and municipal level and has elected to file as a C-corporation under IRS form 8832. The Company is not subject to Chilean tax.

Management has an obligation to accurately report the true state of the Company, and to make judgments and estimations where necessary. In the context of tax assets and liabilities, there must be a reasonable likelihood that the tax difference may be realized in future years.

For the Company, a tax asset can be calculated based on the Company's cumulative losses. However, a deferred tax asset should be recognized if and only if the management considered that there will be sufficient future taxable profit to utilize the tax loss. The firm does not expect to make enough profits to assign to these losses in future years, thus the complete value of the tax asset has been impaired: in the estimation of management, the likelihood that this tax loss can be utilized in the future is not likely.

6. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternate method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At December 31, 2016, the Company had net capital of $1,108,428 which was $858,428 in excess of the amount required to be maintained.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to section (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934.

For the year ended December 31, 2016, the Company received additional paid in capital from LVSA of $1,850,000.

7. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with LVCB. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVCB based on the portion attributable to the Company.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. LVCB charges a 50% commission for these transactions. The Company also provides advisory services relating to fixed income securities transactions. As of December 31, 2016, $36,198 is due from the affiliate.

8. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its businesses.

9. Subsequent Events

The Company has evaluated subsequent events through February 24, 2017 the date these financial statements were available to be issued.